Exhibit 99.1

Explanatory Note

Studio City Finance Limited’s Annual Report

for the year ended December 31, 2020

This annual report serves to provide Studio City Finance Limited’s (“Studio City Finance”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2020, together with the related information.

Studio City Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2020

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2020 Notes” refers to the 8.50% senior notes due 2020 in an aggregate principal amount of US$825,000,000 issued by the Company on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2020 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2020 Notes, which commenced in January 2019 and settled in February 2019;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.1 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•

“2024 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Company on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•	“2024 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2024 Notes, which commenced and settled in January 2021;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.1 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility;

•	“2029 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$750,000,000 issued by the Company on January 14, 2021;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Intercreditor Agreement” refers to the intercreditor agreement dated December 1, 2016 among Studio City Company, the lenders and agent for the 2021 Studio City Senior Secured Credit Facility, Industrial and Commercial Bank of China (Macau) Limited or its successors, as the security agent (the “Security Agent”), and DB Trustees (Hong Kong) Limited or its successors, as the intercreditor agent (the “Intercreditor Agent”), among others;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•

“Studio City Company Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (“2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (“2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Entities” refers to SCI and its subsidiaries;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company, through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, a company incorporated in the British Virgin Islands;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7528 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2020 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On April 23, 2021, the noon buying rate was HK$7.7605 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP7.9854 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flow information are derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2020(1)	2019(2)
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$49,167	$625,814
Total operating costs and expenses	$(330,136)	$(446,690)
Operating (loss) income	$(280,969)	$179,124
Net (loss) income attributable to Studio City Finance Limited	$(400,690)	$44,100

	As of December 31,
	2020(1)	2019
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$573,243	$297,252
Restricted cash	$144	$27,865
Total assets(3)	$3,067,316	$2,726,075
Total current liabilities(3)	$164,905	$92,372
Long-term debt, net	$1,584,660	$1,435,088
Total liabilities(3)	$1,778,928	$1,545,782
Total equity	$1,288,388	$1,180,293

(1)

We adopted Accounting Standards Codification 326, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020 under the modified retrospective method. Results for the periods beginning on or after January 1, 2020 are presented under the ASU 2016-13, while prior year amount are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations for the year ended December 31, 2020 as a result of the adoption of the ASU 2016-13.

(2)

We adopted Accounting Standards Codification 824, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(3)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized US$14.7 million of operating lease right-of-use assets and US$14.7 million of operating lease liabilities as of January 1, 2019.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash (used in) provided by operating activities	$(181,626)	$227,903
Net cash used in investing activities	$(195,513)	$(90,888)
Net cash provided by (used in) financing activities	$623,889	$(184,913)
Effect of exchange rate on cash, cash equivalents and restricted cash	$1,520	$2,025

Increase (decrease) in cash, cash equivalents and restricted cash	$248,270	$(45,873)
Cash, cash equivalents and restricted cash at beginning of year	$325,117	$370,990

Cash, cash equivalents and restricted cash at end of year	$573,387	$325,117

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2020 and 2019 included in this annual report were prepared in accordance with U.S. GAAP. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a wholly-owned subsidiary of SCI, which is majority-owned by Melco, a developer, owner and operator of casino gaming and entertainment resort facilities in Asia and Europe.

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a Batman flying theater, a deluxe night club and karaoke and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 25,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2028 Notes or the 2029 Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2020, we have incurred approximately US$256.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022. There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Factors Affecting Our Current and Future Operating Results

Our results of operations are and will be affected most significantly by:

•

The impact of the COVID-19 outbreak, including its severity, magnitude and duration, and any recovery from such disruptions, which will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments for COVID-19; the duration of travel and visa restrictions and customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 pandemic on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. The disruptions to our business caused by the COVID-19 pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our property and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in Macau. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the businesses that we and the Gaming Operator operate;

•

The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage or reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect Studio City Casino’s operations in a number of ways:

•

a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to the Gaming Operator’s agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•

if any of Studio City Casino’s gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us and the Gaming Operator to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

•

since the Gaming Operator depends on gaming promoters for its VIP gaming revenue, difficulties in their operations may expose Studio City Casino to higher operational risk while Studio City Casino continues to conduct VIP rolling chip operations.

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical operating results may not be indicative of future operating results because prior to October 2015 when Studio City commenced operations, activities undertaken had been primarily related to our early development and construction of Studio City. We currently derive a significant portion of our revenues from the provision of services in connection with the operation of Studio City Casino, and our remaining revenues from other non-gaming operations of Studio City, including the rooms, food and beverage, entertainment, services fee, mall and retail and other. As our business develops, we expect our revenues derived from the provision of services at Studio City Casino to increase in proportion to our revenues from other sources and expect the expenses we incur to be primarily related to the operation of Studio City.

Our operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, Hong Kong and China, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. In addition, lifted measures may be reintroduced if there are adverse developments in the COVID-19 situation in Macau and other regions with access to Macau.

Other than during the 15-day closure mandated by the Macau government in February 2020, the Studio City Casino and our hotel facilities have remained open. The majority of retail outlets in our property are open with reduced operating hours. Operating hours at our dining and entertainment facilities are continuously being adjusted in line with customer visitation and we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our property, which continue to impact visitation and customer spending.

The disruptions to our business caused by the COVID-19 pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the COVID-19 pandemic. We have taken various mitigating measures to manage through the COVID-19 pandemic challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet.

Given the uncertainty around the extent and duration of the COVID-19 pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the COVID-19 pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate the operations of Studio City Casino, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Studio City Casino’s expected rolling chip win rate is 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

During the year ended December 31, 2020, tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded. Room statistics also excluded rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated term of the land use right on a straight-line basis. The estimated term of the land use right under the land concession contract is based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use right is periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

We also review our long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin, The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

During the year ended December 31, 2020, impairment losses of US$3.8 million were recognized mainly due to reconfigurations and renovations at Studio City. We did not recognize any impairment loss during the year ended December 31, 2019.

The disruptions to our business caused by the COVID-19 pandemic had material adverse effects on our financial condition and operations for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets for recoverability at interim and as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.

Revenue Recognition

Our revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to the Services and Right to Use Arrangements, under which the Gaming Operator operates the Studio City Casino. The Gaming Operator deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. We recognize the residual amount as revenues from provision of gaming related services. We have concluded that we are not the controlling entity to the arrangements and recognize the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. We record advance deposits on rooms and advance ticket sales as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees, representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2020 and 2019, we recorded valuation allowances of US$74.9 million and US$61.9 million, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry-forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Revenues

Our total operating revenues decreased by US$576.6 million, or 92.1%, to US$49.2 million in 2020 from US$625.8 million in 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in 2020.

Provision of gaming related services. Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services was negative US$42.7 million in 2020, compared with revenues from provision of gaming related services of US$393.5 million in 2019. The decrease was primarily due to softer performance in the gaming operations at Studio City Casino as a result of the COVID-19 pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism in 2020.

Studio City Casino generated gross gaming revenues of US$264.4 million and US$1,432.0 million in 2020 and 2019, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.

Mass market table games revenue decreased to US$193.8 million in 2020 from US$1,014.2 million in 2019 due to a decrease in both mass market table games drop and mass market table games hold percentage. Mass market table games drop decreased to US$0.73 billion in 2020 from US$3.49 billion in 2019. Mass market table games hold percentage also decreased to 26.6% in 2020 from 29.1% in 2019.

Gaming machine revenue decreased to US$20.2 million in 2020 from US$79.5 million in 2019 due to a decrease in gaming machine win rate to 2.8% in 2020 from 3.1% in 2019 and a decrease in gaming machine handle to US$0.74 billion in 2020 from US$2.60 billion in 2019. Average net win per gaming machine per day was US$98 and US$230 in 2020 and 2019, respectively.

VIP rolling chip revenue decreased to US$50.4 million in 2020 from US$338.3 million in 2019 due to a decrease in VIP rolling chip volume and VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$2.21 billion in 2020 from US$10.99 billion in 2019. VIP rolling chip win rate decreased to 2.28% in 2020 from 3.08% in 2019.

In 2020 and 2019, total gaming taxes and costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$307.1 million and US$1,038.5 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$103.1 million and US$558.5 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$27.1 million and US$86.9 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$22.5 million and US$37.0 million, respectively and (iv) remaining costs of US$154.4 million and US$356.1 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

Revenues from the provision of gaming related services were negative US$42.7 million in 2020, compared with revenues from the provision of gaming related services of US$393.5 million in 2019. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues decreased by US$64.0 million, or 74.4%, to US$22.0 million in 2020 from US$86.0 million in 2019. The decrease was primarily due to a decreased occupancy rate as a result of the COVID-19 pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism during 2020. Studio City’s average daily rate, occupancy rate and REVPAR were US$128, 28% and US$36, respectively, in 2020, as compared to US$135, 100% and US$135, respectively, in 2019.

Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other decreased by US$62.7 million, or 58.9%, to US$43.7 million in 2020 from US$106.4 million in 2019. The decrease was primarily due to decrease in business activities as a result of the COVID-19 pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism during 2020.

Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino, decreased by US$13.7 million, or 34.4%, to US$26.2 million in 2020 from US$39.9 million in 2019.

Operating Costs and Expenses

Our total operating costs and expenses decreased by US$116.6 million, or 26.1%, to US$330.1 million in 2020 from US$446.7 million in 2019.

Provision of gaming related services. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by certain Melco Affiliates pursuant to the Master Services Agreements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$27.0 million and US$24.2 million in 2020 and 2019, respectively.

Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, decreased by US$10.5 million, or 48.4%, to US$11.2 million in 2020 from US$21.8 million in 2019, primarily due to lower operating costs, which was in-line with the decrease in revenues as well as our cost containment efforts.

Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, decreased by US$51.7 million, or 57.9% to US$37.6 million in 2020 from US$89.2 million in 2019, primarily due to lower operating costs and food and beverage expenses, which was in-line with the decrease in revenues.

General and administrative. General and administrative expenses were US$88.8 million and US$128.6 million in 2020 and 2019, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to certain Melco Affiliates pursuant to the Master Services Agreements for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses. General and administrative expenses decreased by US$39.8 million, or 31.0% to US$88.8 million in 2020 from US$128.6 million in 2019 primarily due to our cost containment efforts.

Pre-opening costs. Pre-opening costs were US$0.2 million in 2020 as compared to US$2.6 million in 2019. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs in 2019 were mainly related to the marketing of the stunt show Elēkrŏn.

Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$3.3 million in both 2020 and 2019.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$11.3 million, or 6.7%, to US$157.2 million in 2020 from US$168.5 million in 2019.

Property charges and other. Property charges and other expenses of US$4.8 million in 2020 were primarily attributable to impairment of assets as a result of the remodeling of a non-gaming attraction. Property charges and other expenses of US$8.5 million in 2019 were primarily attributable to assets write-offs as a result of the remodeling of a non-gaming attraction.

Operating (Loss) Income

As a result of the foregoing, we had an operating loss of US$281.0 million in 2020, compared to an operating income of US$179.1 million in 2019.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange losses, loss on extinguishment of debt and costs associated with debt modification. We incurred total net non-operating expenses of US$126.6 million in 2020, compared to US$134.4 million in 2019.

Interest expenses, net of amounts capitalized. Interest expenses, net of amounts capitalized were US$105.2 million (net of amounts capitalized of US$10.5 million) in 2020, compared to US$132.3 million (none of which was capitalized) in 2019. The decrease was primarily due to lower interest expenses with respect to the repayment in full of the 2019 Studio City Company Notes upon maturity in November 2019 and the redemption in full of 2021 Studio City Company Notes in August 2020 as well as capitalized interest and amortization of deferred financing costs for the remaining project for Studio City in 2020, partially offset by the interest expenses relating to the 2025 Notes and 2028 Notes issued in July 2020.

Other financing costs. Other financing costs, which were associated with the 2021 Studio City Senior Secured Credit Facility, were US$0.4 million in both 2020 and 2019.

Loss on extinguishment of debt. Loss on extinguishment of debt was US$18.7 million in 2020 and was associated with the early redemption of all outstanding 2021 Studio City Company Notes which were refinanced by the issuance of the 2025 Notes and 2028 Notes. Loss on extinguishment of debt was US$3.0 million in 2019 and was associated with the early redemption of all remaining outstanding 2020 Notes which was refinanced by the issuance of the 2024 Notes.

Costs associated with debt modification. Costs associated with debt modification was US$0.6 million in 2019 and was associated with the early redemption of all remaining outstanding 2020 Notes which were refinanced by the issuance of the 2024 Notes. We incurred US$nil costs associated with debt modification for 2020.

(Loss) Income before Income Tax

As a result of the foregoing, we had a loss before income tax of US$407.5 million in 2020, compared to an income before income tax of US$44.7 million in 2019.

Income Tax Credit (Expense)

Income tax credit was US$1.0 million in 2020 and income tax expense was US$0.4 million in 2019, and were attributable to deferred income tax credit/expense. The effective tax rates in 2020 and 2019 were 0.2% and 0.9%, respectively. Our effective tax rates in 2020 and 2019 differed from the statutory Macau complementary tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2019. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss (Income) Attributable to Noncontrolling Interests

Our net loss attributable to noncontrolling interests amounted to US$5.8 million in 2020, compared to net income attributable to noncontrolling interests of US$0.2 million in 2019.

Net (Loss) Income Attributable to Studio City Finance Limited

As a result of the foregoing, we had a net loss attributable to Studio City Finance Limited of US$400.7 million in 2020, compared to a net income attributable to Studio City Finance Limited of US$44.1 million in 2019.

Adjusted EBITDA

Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, share-based compensation, property charges and other, other non-operating income and expenses. We recorded negative Adjusted EBITDA of US$114.6 million in 2020, compared to Adjusted EBITDA of US$362.0 million in 2019.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net (Loss) Income Attributable to Studio City Finance Limited to Adjusted EBITDA

	Year Ended December 31,
	2020(2)	2019(3)
	(in thousands of US$)
Net (loss) income attributable to Studio City Finance Limited	$(400,690)	$44,100
Net (loss) income attributable to noncontrolling interests	(5,840)	211

Net (loss) income	(406,530)	44,311
Income tax (credit) expense	(1,011)	402
Interest and other non-operating expenses, net	126,572	134,411
Property charges and other	4,798	8,521
Depreciation and amortization	160,561	171,794
Share-based compensation	791	—
Pre-opening costs	201	2,567

Adjusted EBITDA	$(114,618)	$362,006

Adjusted EBITDA margin(1)	(233.1)%	57.8%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.
(2)

We adopted the ASU 2016-13 on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2020 as a result of the adoption of the ASU 2016-13.

(3)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2019 as a result of the adoption of the New Leases Standard.

The negative Adjusted EBITDA for Studio City in 2020 referred to in Melco’s 2020 annual report on Form 20-F were US$35.6 million less than the negative Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA for Studio City in 2019 referred to in Melco’s 2020 annual report on Form 20-F were US$53.1 million more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in such Melco’s annual report. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in such Melco’s annual report does not reflect certain intercompany costs related to the table games operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco’s annual report includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of December 31, 2020, we held cash and cash equivalents of US$573.2 million and restricted cash of US$0.1 million. Restricted cash represented the cash collateral in relation to the 2021 Studio City Senior Secured Credit Facility. Further, the HK$233.0 million (equivalent to approximately US$30.1 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility was available for future drawdown as of December 31, 2020, subject to certain conditions precedent.

The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash (used in) provided by operating activities	$(181,626)	$227,903
Net cash used in investing activities	$(195,513)	$(90,888)
Net cash provided by (used in) financing activities	$623,889	$(184,913)
Effect of exchange rate on cash, cash equivalents and restricted cash	$1,520	$2,025

Increase (decrease) in cash, cash equivalents and restricted cash	$248,270	$(45,873)
Cash, cash equivalents and restricted cash at beginning of year	$325,117	$370,990

Cash, cash equivalents and restricted cash at end of year	$573,387	$325,117

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$181.6 million in 2020, as compared to net cash provided by operating activities of US$227.9 million in 2019, primarily due to the softer performance of Studio City’s operations as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$195.5 million in 2020, as compared to net cash used in investing activities of US$90.9 million in 2019.

Net cash used in investing activities was US$195.5 million in 2020, primarily attributable to payments for acquisition of property and equipment of US$188.4 million and funds to an affiliated company of US$9.6 million.

Net cash used in investing activities was US$90.9 million in 2019, primarily attributable to payments for acquisition of property and equipment of US$78.6 million and funds to an affiliated company of US$13.7 million.

Financing Activities

Net cash provided by financing activities was US$623.9 million, primarily due to the proceeds from the issuance of 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, and capital contribution from shareholder of US$499.3 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million.

Net cash used in financing activities was US$184.9 million in 2019, primarily attributable to the full repayment of 2019 Studio City Company Notes of US$350.0 million upon maturity, the payment of the 2020 Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Notes of US$208.5 million in aggregate principal amount outstanding, partially offset by the proceeds from the issuance of 2024 Notes of US$600.0 million.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of December 31, 2020:

As of December 31, 2020
(in thousands of US$)
2021 Studio City Senior Secured Credit Facility	$129
2024 Notes	600,000
2025 Notes	500,000
2028 Notes	500,000

$1,600,129

Major changes in our indebtedness during the year ended and subsequent to December 31, 2020 are summarized below.

On July 15, 2020, we issued US$500.0 million in aggregate principal amount of the 2025 Notes and US$500.0 million in aggregate principal amount of the 2028 Notes. On August 14, 2020, Studio City Company used a portion of the net proceeds to redeem in full the 2021 Studio City Company Notes, together with accrued interest and the applicable redemption premium.

On January 4, 2021, we commenced the 2024 Notes Tender Offer. The 2024 Notes Tender Offer expired on January 11, 2021. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2024 Notes Tender Offer amounted to US$347.1 million. On January 14, 2021, we issued US$750.0 million in aggregate principal amount of the 2029 Notes, the net proceeds of which were used to pay the tendering noteholders from the 2024 Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount.

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$30.1 million) revolving credit facility and the HK$1.0 million (approximately US$129,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance Limited.

For further details of the above indebtedness, refer to note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used and still available to us, the maturity profile of such debt facilities, the applicable currency and interest rate structures, the charges on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Also refer to “Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of foreign exchange risk exposures.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop the remaining land of Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In October 2018, SCI completed its initial public offering of 28,750,000 ADSs (equivalent to 115,000,000 Class A ordinary shares). In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of ADSs sold in SCI’s initial public offering was 33,062,500 ADSs and SCI received net proceeds of approximately US$406.7 million from the ADSs sold in its initial public offering and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI.

In relation to a series of private offers of its Class A ordinary shares announced by SCI on July 7, 2020, or the Private Placements, SCI completed a US$500 million private placement of shares. Studio City Holdings Limited, the shareholder of Studio City Finance, contributed US$499.3 million to Studio City Finance as capital contribution from the net proceeds of this private placements of shares during the year ended December 31, 2020.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

For details for our commitments and contingencies, see note 18 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2020 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2021 Studio City Senior Secured Credit Facility(2)	$—	$—	$—	$0.1	$0.1
2024 Notes(3)	—	—	600.0	—	600.0
2025 Notes	—	—	500.0	—	500.0
2028 Notes	—	—	—	500.0	500.0
Fixed interest payments	106.0	212.0	116.0	66.2	500.2
Operating leases(4)	1.0	2.3	2.3	33.8	39.4
Construction costs and property and equipment retention payables	2.3	8.6	—	—	10.9
Other contractual commitments:
Construction costs and property and equipment acquisition commitments(5)	314.2	184.3	—	—	498.5

Total contractual obligations	$423.5	$407.2	$1,218.3	$600.1	$2,649.1

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of the maturity date from November 30, 2021 to January 15, 2028. See note 21 to the consolidated financial statements included elsewhere in this annual report for further details on this subsequent event.

(3)

On January 14, 2021, the Company issued US$750.0 million in aggregate principal amount of the 2029 Notes, the net proceeds of which were partly used to pay the tendering noteholders from the 2024 Notes Tender Offer, which amounted to US$347.1 million in aggregate principal amount of the 2024 Notes, and on February 17, 2021, together with accrued interest, redeem the remaining outstanding principal amount of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount. See note 21 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(4)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(5)	See note 18(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

Off-Balance Sheet Arrangements

Except as disclosed in note 18(b) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2020 and 2019, the balance of the reserve amounted to US$6,000 and US$6,000, respectively.

Restrictions on Distributions

The respective indentures governing the 2025 Notes, the 2028 Notes, the 2029 Notes and the agreement for the 2028 Studio City Senior Secured Credit Facility contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by us and our restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of losses arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe that our primary exposure to market risk will be foreign exchange rate risk associated with our operations.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and the presentation of our consolidated financial statements in U.S. Dollars. The majority of our revenues are denominated in Hong Kong Dollars, since the Hong Kong Dollar is the predominant currency used in Macau and is often used interchangeably with Macau Patacas, while our expenses are denominated predominantly in Patacas and Hong Kong Dollars. A significant portion of our indebtedness, as a result of the 2024 Notes, the 2025 Notes, the 2028 Notes and the 2029 Notes and the costs associated with servicing and repaying such debts, are denominated in U.S. Dollars. In addition, the 2028 Studio City Senior Secured Credit Facility and the costs associated with servicing and repaying such debt are denominated in Hong Kong Dollars. The Hong Kong Dollar is pegged to the U.S. Dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong Dollar, and the exchange rates between these currencies have remained relatively stable over the past several years. However, we cannot assure that the current peg or linkages between the U.S. Dollar, Hong Kong Dollar and Pataca will not be de-pegged, de-linked or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2020 included U.S. Dollars, Hong Kong Dollars and Patacas. Based on the cash and bank balances as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. Dollars against the U.S. Dollar would cause a maximum foreign transaction gain or loss of approximately US$1.0 million for the year ended December 31, 2020.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation Risk

We generated all of our revenues from our operations in Macau in 2020 and 2019. Inflation did not have a material impact on our results of operations. According to the Statistics and Census Services of the Macau government, inflation as measured by the consumer price index in Macau was 0.81% and 2.75% in 2020 and 2019, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in Macau.

BUSINESS

Overview

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. Studio City Casino has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines, which we believe provide higher margins and attractive long-term growth opportunities. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a Batman flying theater ride, a deluxe night club and karaoke and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 25,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards 2017-18. Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition the fourth consecutive year in 2021 and achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security. Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the third time in 2021 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant, Pearl Dragon, received its third Forbes Travel Guide Five-Star recognition in 2021 and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Award. It received one-Michelin-starred establishment rank for the fifth consecutive year in the Michelin Guide Hong Kong Macau 2021, while Bi Ying has once again been recommended in the guidebook. In addition, Pearl Dragon and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2020, we have incurred approximately US$256.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022. There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Studio City Casino is operated by the Gaming Operator pursuant to the Services and Right to Use Arrangements, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City. Under the Services and Right to Use Arrangements, the Gaming Operator is responsible for the operation of Studio City Casino and deducts gaming taxes and the costs incurred in connection with its operation of Studio City Casino from the gross gaming revenues. We receive the residual gross gaming revenues and recognize these amounts as revenues from provision of gaming related services.

The Property

Studio City

Gaming

Studio City Casino currently consists of a mass market table gaming area, a gaming machine area and a VIP gaming area, with a total operating gross floor area of 23,745 square meters, located on the first two floors of Studio City. Studio City Casino gaming customers currently include mass market and VIP rolling chip players. Studio City Casino catered exclusively to mass market players until it launched its VIP rolling chip operations in November 2016, including both junket and premium direct VIP offerings.

Studio City Casino currently has 250 mass market gaming tables and, in 2019, approximately 947 gaming machines. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. These gaming tables offer gaming patrons a variety of options including baccarat, three card baccarat, fortune baccarat, blackjack, craps, Caribbean stud poker, roulette, sic bo, fortune 3 card poker and other games. Studio City Casino also offers VIP rolling chip operations, with up to 45 tables authorized for such operations until December 31, 2021, subject to early termination with 30 days’ prior notice by either the Gaming Operator or Studio City Entertainment. We currently expect our business strategy going forward to continue to focus on cultivating further growth in the premium mass and mass market segments at the Studio City Casino and enhancing our differentiated non-gaming amenities to complement our gaming operations.

Mass Market Segment

The mass market gaming area caters to mass market gaming patrons and offers a full range of games, 24 hours daily. The layout of the gaming floor is organized using the different market segments that Studio City Casino targets, namely the mainstream mass market and the premium mass market. The premium mass market gaming area has decorations and features distinctive from the mainstream mass market gaming area.

Studio City Casino will continue to re-examine the mass market gaming areas to maximize table utilization, to innovate gaming products and to invest in technologies and analytical capability to enhance table productivity and customer retention.

VIP Rolling Chip Segment

In November 2016, Studio City Casino introduced VIP rolling chip operations, including both junket and premium direct VIP offerings, which include up to 45 tables authorized for VIP rolling chip operations. The VIP rolling chip area is comprised of private gaming salons or areas that have restricted access to rolling chip patrons and offer more personalized and ultra-premium services than the mainstream and premium mass market gaming areas. It is also situated at a higher level than the mass market gaming areas with generally higher-end dining and beverage options and special decorations. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment or the Gaming Operator.

Hotel

Studio City includes self-managed luxury hotel facilities with approximately 1,600 hotel rooms, all elegantly furnished and complete with services and amenities to match. The hotel facilities include indoor and outdoor swimming pools, beauty salon, spa, fitness centers and other amenities. The Studio City hotel features two distinct towers, enabling it to provide a variety of accommodation selections to visitors. The premium all-suite Star Tower offers approximately 600 suites complete with lavish facilities and dedicated services for a luxury retreat. There are six types of suites which range in size from the Star Premier King Suite at 62 square meters to the Star Grand Deluxe Suite at 211 square meters which includes a living room, dining room and a separate bedroom. Personalized check-in, private indoor heated pool and health club can be enjoyed by all Star Tower guests. The Celebrity Tower with approximately 1,000 rooms brings a deluxe hotel experience to a broad range of travelers, which includes access to all of the entertainment facilities offered by Studio City. It offers eleven different room packages ranging from the Celebrity King at 42 square meters to the Celebrity Deluxe Suite at 95 square meters.

Studio City garnered the Forbes Travel Guide Five-Star recognition for its hotel, spa and restaurant for two consecutive years in 2020. Its Star Tower achieved the Sharecare Health Security VERIFIED® with Forbes Travel Guide certification in 2020, recognizing its commitment to creating a culture of accountability and following global best practices to heighten health security.

Dining

We believe that our selection of dining options that include restaurants, bars and lounges offering a diverse selection of local, regional and international cuisine attracts more visitors to Studio City. Studio City offers both high-end and casual dining restaurants, cafes, bars and lounges to cater to the tastes and preferences of our patrons. A wide range of food and beverage outlets are located throughout Studio City, including traditional Cantonese, northern Chinese, South East Asian, Japanese, Italian and other western and international cuisines as well as local Macau cuisine. Studio City offers gourmet dining with a range of signature restaurants including one Michelin-starred Pearl Dragon.

Retail

Studio City has approximately 25,000 square meters of themed and innovative retail space at the lower levels of the property. It has a net leasable area of approximately 23,000 square meters. The retail mall showcases a variety of shops and food and beverage offerings including a small portion of our self-operated retail outlets.

The Boulevard at Studio City provides a unique retail experience to visitors. The immersive retail entertainment environment at Studio City enables visitors to shop in a streetscape environment with featured streets and squares inspired by iconic shopping and entertainment locations, including New York’s Times Square. Studio City’s retail space offers a mix of fashion-forward labels and internationally-renowned brands.

Entertainment

Macau is an increasingly popular tourist destination and in order to attract more tourists and locals, Studio City incorporated many entertainment themes and elements which appeal to the mainstream mass consumer. Our diverse, immersive and entertainment-driven experiences and innovative venues cater to a wide range of demographic groups, including young professionals and families with children. As a major tourist attraction in Macau, Studio City’s premier entertainment offerings help to drive visitation to our property. Studio City’s entertainment offerings include:

•

Golden Reel — an iconic landmark of Macau, it is the world’s first figure-8 and Asia’s highest Ferris wheel. The Golden Reel rises approximately 130 meters high between Studio City’s Art Deco-inspired twin hotel towers. The iconic landmark features 17 spacious Steampunk-themed cabins that can each accommodate up to ten passengers.

•

Batman Dark Flight — the world’s first flight simulation ride based on the “Batman” franchise. Enhanced with the latest in flight simulation technology and the very best in audio design and visual graphics, this immersive flying theater ride provides thrill-seekers with a dynamic flying experience based on a multi-sensory, action-packed, digitally-animated Batman storyline with Batman’s heart-stopping encounters.

•

Studio City Event Center — a 5,000-seat multi-purpose arena representing the centerpiece of Studio City’s live entertainment offerings. The complex has a first-class premium seating level offering 16 private VIP suites, in addition to approximately 242 luxury club seats and a deluxe club lounge. Each VIP suite is spacious and elegantly designed, coming fully equipped with stylish furnishings and a flat-screen TV. Playing host to concerts, theatrical shows, sporting events, family shows, award ceremonies and more, the Studio City Event Center is the next generation in versatile, innovative, premier and live entertainment venues.

•

Studio City Water Park (opening in May 2021) — a water park featuring several high-thrill and family-focused attractions, including the High Point Twister, a 20-meter tall slide tower with waterslides for individuals and small families alike, and the Golden Bucket, a massive water play structure with a classic tipping bucket, four slides and over 60 water features. For small children, the Studio City Water Park includes the Little Lagoon with four slides for kids of all ages and their parents. Finally, the Studio City Water Park also includes Studio City’s Riverscape, a jungle-themed action river that is over 450 meters long which offers three routes of differing lengths, three white-sand beaches and 16 water features throughout the guest’s journey.

•

Macau EStadium — a high-performance e-Sports venue that can seat approximately 220 guests. Macau EStadium is equipped with virtual non-casino gaming facilities and cutting-edge technology capable of hosting an array of e-Sports events, including top multiplayer gaming tournaments and live-streaming of e-Sports events from other parts of the world.

•

Legend Heroes PVRk — a technology-based entertainment park which combines virtual technology with the physical world to deliver an immersive user experience. Legend Heroes PVRk features flight simulation, VR simulations, Bowling Alleys, a free arcade, trendy retail and a high-tech café featuring Macau’s only Robot Barista.

•	Studio 99 KTV — a deluxe night club and karaoke.

•

Studio 8 — the only TV studio facility in Macau to provide open access to “plug-in and play” facilities to create a fully operational television recording and broadcast studio. Studio 8 is a state-of-the-art studio facility with all the best-in-class infrastructure to support portable specialist equipment required for world-class TV production.

Meetings, Incentives, Conventions and Exhibitions

Studio City offers over 4,000 square meters of indoor event space with flexible configurations and customization options, which can accommodate a variety of events from an exclusive banquet to an international conference. The Grand Ballroom space of 1,820 square meters can be configured into three separate ballrooms with a banquet capacity of 1,200 seats or a cocktail reception for 1,500 people. Eight individual salons, together with the Grand Ballroom, provide a banquet seating capacity of up to 1,300 seats or meeting and break-out spaces with extensive pre-function areas for up to 1,800 people. Many of the salons offer views of the pool deck and have private outdoor terraces for coffee and lunch breaks.

MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macau normally experience lower demand relative to weekends and holidays when occupancy and room rates are typically at their peak due to leisure travel. Since its opening, events held at Studio City included live concerts from headline acts such as Madonna, four time Grammy Awards nominee FLO RIDA, Aaron Kwok (郭富城), Han Hong (韓紅), Kenny G, A-mei (張惠妹) and Jam Hsiao (蕭敬騰) as well as themed events such as a three-day Wedding Showcase (featuring dream wedding venue set-ups, tableware demonstrations, wedding gown catwalk shows and instrumental performances), a Chinese New Year’s Promo, Shakemas Campaign for Christmas, Michelin Guide Street Food Festival and The Super 8 basketball tournament.

Customers

We seek to cater to a broad range of customers with a focus on mass market players through the diverse gaming and non-gaming facilities and amenities at Studio City. The loyalty program, which is operated by the Gaming Operator jointly with other Gaming Operator casinos, at Studio City ensures that each customer segment is specifically recognized and incentivized in accordance with their revenue contribution. The loyalty program is segmented into several tiers. Members earn points for their gaming spending which may be redeemed for a range of retail gifts and complimentary vouchers to be used in our restaurants, bars, shows, hotel and Studio City Casino. Members also receive other benefits such as discounts, parking entitlement and invitations to member-only promotional events. Dedicated customer hosting programs provide service to our most valuable customers and these customers enjoy exclusive access to private luxury gaming salons. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yields and make continued improvements to our Studio City property.

Gaming Patrons

Gaming patrons currently include mass market players and VIP rolling chip players.

Mass market players are non-VIP rolling chip players that come to Studio City Casino for a variety of reasons, including our brand, the quality and comfort of the mass market gaming offerings. Mass market players are classified as mainstream mass market and premium mass market players. Our premium mass market players generally do not take advantage of our luxury amenities to the same degree as VIP rolling chip players, but they are offered a variety of premium mass market amenities and loyalty programs, such as reserved space on the regular gaming floor and various other services, that are generally unavailable to mainstream mass market players. Mass market players play table games and gaming machines for cash stakes that are typically lower than those of VIP rolling chip players.

VIP rolling chip players are patrons who participate in Studio City Casino’s in-house rolling chip programs or in the rolling chip programs of the gaming promoters at the dedicated VIP gaming areas. These patrons include premium direct players sourced through the marketing efforts of the Gaming Operator, and junket players sourced by the gaming promoters. VIP rolling chip players can earn a variety of gaming related cash commissions and complimentary products and services, such as rooms, food and beverage and retail products provided by the Gaming Operator. The gaming promoters typically offer similar complimentary products or services and extend credit to the junket players sourced by them.

Non-Gaming Patrons

We provide non-gaming patrons with a broad array of accommodations and leisure and entertainment offerings featured at Studio City, including interactive attractions, rides and attractive retail offerings and food and beverage selections.

We assess and evaluate our focus on different market segments from time to time and adjust our operations accordingly.

Gaming Promoters

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. The Gaming Operator has procedures to screen prospective gaming promoters prior to their engagement and conducts periodic checks that are designed to ensure that the gaming promoters with whom the Gaming Operator associates meet suitability standards.

The gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commission is calculated either by reference to revenue share or monthly rolling chip volume. The gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

Land Concession

In October 2001, we entered into a land concession contract with the Macau government for the land on which Studio City is located. The contract was subsequently amended in 2012 and 2015.

The granted land is located in Cotai, Macau, with a total area of approximately 130,789 square meters. The gross construction area of our granted land is approximately 707,078 square meters. Currently, the gross floor area of Studio City is approximately 457,462 square meters.

The land concession contract has a term of 25 years commencing on October 2001 and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Under the land concession contract, the Macau government may exercise its termination rights under certain conditions.

In November 2019, we announced that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to May 31, 2022. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period.

The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Development of Our Remaining Project

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2020, we have incurred approximately US$256.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing.

Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development.

Shared Services and Management

Certain resources and services utilized at or in relation to Studio City are provided by, or accessed through, or shared with, Melco Affiliates, including operational management services and general corporate services, such as payroll, human resources, information technology, marketing, accounting and legal services under the Master Services Agreements. In addition, the majority of the staff working at Studio City (including staff who are solely dedicated to Studio City) are employed by Melco Affiliates.

Pursuant to the Master Services Agreements, the relevant service provider entities (whether they are Melco Affiliates or Studio City Entities) are reimbursed for costs incurred by them in connection with the provision of those services as consideration. In certain cases, a pre-agreed additional margin may be also paid.

Advertising and Marketing

In order to be competitive in the Macau gaming environment, the Gaming Operator holds various promotions and special events at Studio City and operates a loyalty program for patrons. In addition, Studio City participates in cross marketing and sales campaigns developed by the Gaming Operator. We believe this arrangement helps reduce marketing costs through scale synergies and enhances cross-revenue opportunities.

Moreover, we seek to attract customers to Studio City and to grow our customer base over time by undertaking a variety of advertising and marketing activities.

There are public relations and marketing and branding teams dedicated to Studio City that cultivate media relationships, promote Studio City’s brands and directly liaise with customers within target Asian and other countries in order to explore media opportunities in various markets. Advertising activities at Studio City are rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor as well as collateral and direct mail pieces. We also engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to Studio City.

Market and Competition

The gaming industry in Macau and elsewhere in Asia is highly competitive. Our competitors include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, in recent years, some of our competitors have opened new properties, expanded operations and/or announced their intention for further expansion and developments in Cotai, where Studio City is located.

Macau Gaming Market

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, Galaxy and Wynn Resorts Macau.

SJM is a subsidiary of SJM Holdings Ltd., a company listed on the Hong Kong Stock Exchange in which family members of Mr. Lawrence Ho, the chairman of our company and the chairman and chief executive officer of Melco, have shareholding interests. SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is developing its project in Cotai, which is currently expected to open in the first half of 2021.

SJM has granted a subconcession to MGM Grand. MGM Grand is listed on the Hong Kong Stock Exchange and was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. MGM Grand opened MGM Macau on the Macau Peninsula in December 2007 and MGM Cotai in February 2018.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and fully operational in the first half of 2022, while Phase 4 is expected to be completed and operational within a few years after completion of Phase 3.

Galaxy has granted a subconcession to Venetian Macau Limited, a subsidiary of Las Vegas Sands Corporation and Sands China Limited, which are listed on the New York Stock Exchange and the Hong Kong Stock Exchange, respectively. Las Vegas Sands Corporation is the developer of Sands Macao, The Venetian Macau, Sands Cotai Central and Parisian Macao. Venetian Macau Limited, with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macau and the Plaza Casino at The Four Seasons Hotel Macao, which are located in Cotai. Venetian Macau Limited also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016.

Wynn Resorts Macau, is a subsidiary of Wynn Macau, Limited, which is listed on the Hong Kong Stock Exchange, and of Wynn Resorts Limited, which is listed on the Nasdaq Global Select Market. Wynn Resorts Macau opened Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Resorts Macau opened Wynn Palace, in Cotai. Melco Resorts Macau obtained its subconcession from Wynn Resorts Macau. Melco Resorts Macau, in addition to Studio City Casino, also operates Mocha Clubs, Altira Macau (located in Taipa Island), which opened in May 2007, and City of Dreams located in Cotai, which opened in June 2009. Phase 3 of City of Dreams, which includes the Morpheus Hotel, opened in June 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new or renovates pre-existing casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including the policy on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2020 was 6,080. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government may change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

The Macau gaming market has been significantly impacted by the COVID-19 outbreak. According to the DSEC, visitor arrivals to Macau decreased by 85.0% on a year-over-year basis in 2020 as compared to 2019 while, according to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020 and by 22.5% on a year-over-year basis in the first three months of 2021 as compared to the first three months of 2020.

Other Regional Markets

Studio City may also face competition from casinos and gaming resorts in other regions such as Singapore, Malaysia, South Korea, the Philippines, Vietnam, Cambodia, Australia, New Zealand and Japan. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort, Resorts World Sentosa, in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino at Marina Bay Sands in Singapore in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect, with corresponding legislation providing a legislative framework for the development and implementation of integrated resorts in Japan taking effect in July 2018. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

We may also face competition from hotels and resorts in the Philippines, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation, Tiger Resorts Leisure and Entertainment Inc., Melco Resorts Leisure (PHP) Corporation as well as Philippine Amusement and Gaming Corporation.

Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. We believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic.

South Korea has allowed casinos for foreigners for some time including Seven Luck Casino and Paradise Walker Hill Casino in Seoul and Paradise Casinos in Busan and Incheon. Kangwon Land Casino operates the only casino in the country that is open to Korean nationals.

Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Star Cruises vessels in Asia Pacific offer extensive gaming activities to their passengers. These cruise vessels may compete for Asian-based patrons with Studio City Casino gaming operations in Macau.

There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong, but they are relatively small compared to those in Macau.

In addition, there are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast.

Seasonality

Macau, which is our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are generally the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Staff

There were 3,924, 4,485 and 4,374 dedicated staff members as of December 31, 2020, 2019 and 2018, respectively, performing services solely at Studio City.

The Gaming Operator is responsible for the hiring, managing and training of the gaming staff and deducts such costs relating to such gaming staff from Studio City Casino’s gross gaming revenue in accordance with the Services and Right to Use Arrangements. Under the Master Services Agreements, the Melco Affiliates recruit, place, allocate, train, manage and supervise the staff who are solely dedicated to our property to perform corporate and administrative functions and carry out other non-gaming activities, and the relevant personnel costs are charged back to us. In addition, we receive certain centralized corporate and management services from the senior management and other shared service staff of the Melco Affiliates who devote a portion of their time under the arrangements.

The property general manager is employed by us. Our chief financial officer provides services to us pursuant to the Master Services Agreements.

The following table indicates the distribution of these staff by function pursuant to the Master Services Agreements as of December 31, 2020:

Function	Number of Staff
Management, Administrative and Finance	15
Gaming	1,877
Hotel	556
Food and Beverage	661
Property Operations	191
Entertainment	85
Marketing	182
Others	357

Total	3,924

Through the Master Services Agreements, we are able to leverage the resources and platform of the Melco Affiliates to have qualified staff dedicated to working on our property. Our success depends on the ability of the Melco Affiliates and us to attract, retain, motivate, and inspire qualified personnel. We believe that we maintain a good working relationship with the staff working at Studio City. We have not experienced any significant labor disputes. None of the dedicated staff members performing services solely at Studio City are members of any labor union and neither we nor any of the Melco Affiliates are a party to any collective bargaining or similar agreement with such staff.

Intellectual Property

As part of our branding strategy, we have applied for or registered a number of trademarks (including “Studio City” trademarks) in Macau, Hong Kong and other jurisdictions for use in connection with Studio City. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration.

Insurance

We maintain and benefit from, and expect to continue to maintain and benefit from, insurance of the types and in amounts that are customary in the industry and which we believe will reasonably protect our interests. This includes commercial general liability (including product liability and accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also require certain contractors who may perform work on Studio City, as well as other vendors, to maintain certain insurances. In each case, all such insurances are subject to various caps on liability, both on a per claim and aggregate basis, as well as certain deductibles and other terms and conditions. We do not maintain key-man life insurance.

Environmental Matters

We are committed to environmental awareness and have developed built-in innovative and energy saving green technologies for operations at Studio City. Currently, we are not aware of any material environmental complaints having been made against us.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

MANAGEMENT

Directors

The board of SCI is responsible for the overall management of SCI and its subsidiaries, including our company.

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Position/Title
Geoffrey Stuart Davis	53	Director and Chief Financial Officer
Stephanie Cheung	58	Director

Mr. Geoffrey Stuart Davis is our director and the chief financial officer at Studio City and he was appointed to these current roles in October 2018 and June 2019, respectively. Mr. Davis is also the executive vice president and chief financial officer of Melco and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of Melco from August 2010 to March 2011 and senior vice president, corporate finance of Melco since 2007, when he joined Melco. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017. Prior to joining Melco, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

Ms. Stephanie Cheung is our director. Ms. Cheung is also the executive vice president and chief legal officer of Melco and she was appointed to this role in December 2008. Prior to that, she held the title of general counsel of Melco from November 2006, when she joined Melco. She has acted as the secretary to the board of Melco since she joined Melco. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining Melco, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

Property Management Team

The following table sets forth information regarding the property management team as of the date of this annual report.

Name	Age	Position/Title
Kevin Richard Benning	38	Property General Manager

Mr. Kevin Richard Benning has served as our property general manager since December 2020. Prior to Mr. Benning’s current position, Mr. Benning served as property president / chief operating officer of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) from January 2018 to December 2020 as well as vice president of casino operations of MRP from March 2016 to January 2018. Prior to joining MRP, Mr. Benning was the vice president of casino marketing for Resorts World Sentosa from April 2015 to March 2016. From January 2013 to April 2015, Mr. Benning was executive director of marketing operations for Sands China Limited as well as director of marketing from June 2012 to January 2013 and director of slot operations from April 2011 to June 2012. Mr. Benning started his career with Harrah’s Ak-Chin Resort in Arizona holding a variety of operational roles from July 2004 to April 2011. Mr. Benning graduated from Arizona State University with a bachelor of arts degree in business administration.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2020 and 2019, see note 19 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2028 Studio City Senior Secured Credit Facility

On January 28, 2013, Studio City Company, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five-year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility.

In November 2015, Studio City Company completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants and rescheduling the commencement of financial covenant testing to March 31, 2017.

On November 23, 2016, Studio City Company and certain of its subsidiaries and affiliates specified as guarantors (the “2021 Borrowing Group”) entered into the 2021 Studio City Senior Secured Credit Facility with, among others, Bank of China Limited, Macau Branch, which, upon satisfaction of certain conditions precedent, amended, restated and extended the Studio City Project Facility (the balance of which was repaid as described below) to provide for a HK$233 million revolving credit facility (the “Revolving Credit Facility”) and a HK$1 million term loan facility (the “Term Loan Facility”).

On November 30, 2016, Studio City Company issued the Studio City Company Notes, and repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the Term Loan Facility), as funded by the net proceeds from the offering of the Studio City Company Notes and cash on hand.

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$30.1 million) revolving credit facility and the HK$1.0 million (approximately US$129,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included amendments to certain covenants in order to align them with the terms of certain other financings by Studio City Finance Limited.

Term Loan Facility

The Term Loan Facility matures on January 15, 2028, must be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). The Term Loan Facility comprises a loan of HK$1.0 million rolled over from the Studio City Project Facility and was fully drawn prior to November 23, 2016.

Revolving Credit Facility

The Revolving Credit Facility matures on January 15, 2028 unless otherwise prepaid and canceled in accordance with its terms. The Revolving Credit Facility has been available for borrowing and re-borrowing since January 1, 2017 and is available to and including the date falling one month prior to the maturity of the Revolving Credit Facility.

Repayment

The Term Loan Facility will be repaid at maturity and will not be subject to any amortization payments. The 2028 Studio City Senior Secured Credit Facility and the Intercreditor Agreement include restrictions on the lender of the Term Loan Facility’s right to prepayment of the Term Loan Facility unless certain conditions have been triggered including, but not limited to, (i) the discharge in full of all other senior Secured Debt (as defined below); (ii) the application of all other recoveries under the Intercreditor Agreement; (iii) the release of certain Macau law security agreements; (iv) consent having been obtained from certain other Secured Creditors (as defined below); (v) Studio City Company being required to prepay the Term Loan Facility in accordance with the prepayment on illegality provisions of the 2028 Studio City Senior Secured Credit Facility; or (vi) the Majority Super Senior Creditors (as defined below) being entitled to take control of enforcement in accordance with the Intercreditor Agreement. The lender of the Term Loan Facility would also not be entitled to prepayment upon certain mandatory prepayment events unless the other Senior Secured Creditors exercise their rights to mandatory prepayment or redemption (as appropriate). See also “Intercreditor Agreement—Restrictions on the Term Loan Facility.”

Each drawing of loans under the Revolving Credit Facility must be repaid on the last day of its interest period (with a rollover of an existing drawing of loans under the Revolving Credit Facility being deemed to be a repayment when rolled over). During the availability period of the Revolving Credit Facility, amounts repaid and not canceled may be re-borrowed. No amount may be outstanding after maturity of the Revolving Credit Facility.

The 2028 Studio City Senior Secured Credit Facility contains certain mandatory prepayment events relating to a change of control, a disposal of substantially all the assets of the business, and the termination, revocation or recission of the amended Studio City land concession (without the granting of a replacement land concession) or the termination, recission, revocation or modification of the Subconcession Contract which has a material adverse effect on the financial condition, business, properties, or results of operations of Studio City Investments and its subsidiaries, taken as a whole.

Interest and Fees

All amounts outstanding under the 2028 Studio City Senior Secured Credit Facility shall bear interest at HIBOR plus a margin of 4% per annum (the “Margin”).

Studio City Company is obligated to pay a commitment fee of 35% of the margin on the unused portions of the 2028 Studio City Senior Secured Credit Facility during the availability period applicable to the Revolving Credit Facility.

Guarantee

The 2028 Studio City Senior Secured Credit Facility is guaranteed by all of the existing subsidiaries of Studio City Investments (other than Studio City Company), and any future subsidiaries of Studio City Investments.

Security

The 2028 Studio City Senior Secured Credit Facility is secured by substantially all of the material assets of Studio City Company, Studio City Investments and each of Studio City Investments’ restricted subsidiaries.

The Term Loan Facility also additionally benefits from cash collateral in the amount of HK$1,012,500 (representing an amount equal to the principal amount of the Term Loan Facility plus interest expense (HIBOR plus Margin) in respect of the Term Loan Facility for one financial quarter) (the “Term Loan Facility Cash Collateral Account”).

Covenants

The 2028 Studio City Senior Secured Credit Facility contains certain of the restrictive covenants and related definitions (with certain adjustments) that are set forth in the Existing Notes (see below). The Revolving Credit Facility also benefits from a “notes purchase condition” covenant that prohibits Studio City Company from making a voluntary legally binding commitment or offer for a notes repurchase while an Event of Default (as defined in the 2028 Studio City Senior Secured Credit Facility) is outstanding and may, in other circumstances, require a certain pro rata cancellation of the Revolving Credit Facility.

The 2028 Studio City Senior Secured Credit Facility also requires the 2028 Borrowing Group to observe certain general covenants, including covenants relating to:

•	maintenance of permits;

•	compliance with laws;

•	environmental compliance and environmental claims;

•	further assurances in relation to guarantees and security;

•	maintenance of insurance;

•	payment of taxes;

•	access;

•	intellectual property;

•	hedging and treasury transactions;

•	amendments and certain other requirements in connection with the 2020 Notes documents;

•	no substantial change to the general nature to business of the group;

•	holding company activities;

•	sanctions and anti-corruption laws;

•	all subordinated sponsor debt being required to be lent into Studio City Investments; and

•	maintenance of at least pari passu ranking of the 2028 Studio City Senior Secured Credit Facility against unsecured and unsubordinated debts.

The 2028 Studio City Senior Secured Credit Facility also contains information covenants under which, among other things, Studio City Company is required to deliver annual financial statements and quarterly financial statements.

Events of Default

The 2028 Studio City Senior Secured Credit Facility contains customary events of default.

Intercreditor Agreement

The Intercreditor Agreement is governed by English law and sets out, among other things, the relative ranking of certain debt of the debtors under the 2028 Studio City Senior Secured Credit Facility and certain other pari passu indebtedness (if any), when payments can be made in respect of the debt of such debtor, when enforcement action can be taken in respect of such debt, the terms pursuant to which certain of such debt will be subordinated upon the occurrence of certain insolvency events and turnover provisions.

Ranking and Priority

Liabilities under the 2028 Studio City Senior Secured Credit Facility, certain pari passu indebtedness and certain hedging debt (together the “Secured Debt” and the creditors of the Secured Debt, the “Secured Creditors”) shall rank first (pro rata and pari passu amongst themselves) in right and priority of payment.

The loans of proceeds of the issuance of the Existing Notes, the guarantees and the additional guarantees in relation to the Existing Notes are unsecured and unsubordinated. Each of the sponsor group loans and subordinated intra-group debt is postponed and subordinated to the liabilities owed by the debtors to the Secured Creditors.

The transaction security (the “Common Collateral”) and guarantees shall, subject to agreed security principles, rank and secure the liabilities in respect of the Secured Debt first (pro rata and pari passu amongst themselves) (but only to the extent such transaction security and/or guarantee is expressed to secure those liabilities and subject to the proceeds of any recoveries from enforcement of such transaction security and/or guarantee being distributed as set out below). In addition, the cash collateral in respect of the Term Loan Facility shall benefit the creditors of the Term Loan Facility only.

Permitted Payments

Until an acceleration

The Intercreditor Agreement permits, among other things, payments to be made in respect of the Secured Debt at any time in accordance with the terms of such Secured Debt; provided that payments in respect of the Term Loan Facility will be subject to certain restrictions under the Intercreditor Agreement. See “—Restrictions on the Term Loan Facility” below.

After an acceleration

The Intercreditor Agreement will require, among other things, that certain amounts received by a Secured Creditor are (to the extent not otherwise permitted to be received and retained) to be held on trust and turned over to the Security Agent for application in accordance with the priority set out below under the section on “—Application of Proceeds.”

Limitations on Enforcement

Enforcement of the Common Collateral by the Security Agent may be directed by the Instructing Group (defined below).

The “Instructing Group” for the Common Collateral will be each of (i) the Majority Super Senior Creditors and (ii) the Majority Pari Passu Creditors (each as defined below).

The “Majority Super Senior Creditors” mean the super senior creditors (including relevant hedge counterparties in respect of any designated super senior hedging liabilities (subject to caps to be agreed)) (the “Super Senior Creditors”) holding more than 50% of super senior credit participations (on customary formulations) at the relevant time.

The “Majority Pari Passu Creditors” mean the creditors (other than the Super Senior Creditors) (the “Pari Passu Creditors”) holding more than 50% of all of the debt (including commitments) which is to rank pari passu with the (now redeemed) Studio City Company Notes (“Pari Passu Debt”).

Any Instructing Group may deliver enforcement instructions with respect to the Common Collateral to the Intercreditor Agent, following which a consultation period of up to 30 days shall apply between the Secured Parties (subject to customary exceptions following insolvency events, as described below). The Intercreditor Agent shall direct the Security Agent to follow the instructions delivered by the Majority Pari Passu Creditors (provided that such instructions are consistent with the security enforcement principles set forth in the Intercreditor Agreement) unless and until, either:

(i)	six months have elapsed and the Super Senior Discharge Date or the Term Loan Facility Discharge Date (each as defined below) has not occurred;

(ii)

three months have elapsed and the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination; or

(iii)

the Majority Pari Passu Creditors have not made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Intercreditor Agent of that determination in writing) or appointed a financial adviser to assist them in making such a determination and the Majority Super Senior Creditors (a) determine in good faith that a delay in issuing enforcement instructions could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement and (b) deliver enforcement instructions in respect of the Common Collateral which they reasonably believe to be consistent with the enforcement principles set forth in the Intercreditor Agreement to the Intercreditor Agent before the Intercreditor Agent has received any enforcement instructions from the Majority Pari Passu Creditors, in which cases, the Intercreditor Agent shall instruct the Security Agent to follow the enforcement instructions delivered by the Majority Super Senior Creditors (provided that such instructions are consistent with the security enforcement principles).

In addition, if any specified insolvency event (other than an insolvency event directly caused by any enforcement action taken by or at the request or direction of a Super Senior Creditor) is continuing with respect to a debtor or a security provider, then the Intercreditor Agent shall, to the extent the Majority Super Senior Creditors elect to provide such enforcement instructions in respect of the Common Collateral (such enforcement instructions to be limited to such enforcement as may be reasonably necessary to preserve and protect the claims and interest of the Super Senior Creditors), deliver to the Security Agent the enforcement instructions in respect of the Common Collateral received from the Majority Super Senior Creditors.

“Term Loan Facility Discharge Date” means the first date on which all liabilities in respect of the Term Loan Facility have been fully and finally discharged to the satisfaction of the agent for the 2028 Studio City Senior Secured Credit Facility, whether or not as the result of an enforcement.

“Super Senior Discharge Date” means the first date on which all super senior liabilities (including liabilities under the 2028 Studio City Senior Secured Credit Facility and relevant super senior hedging in an agreed amount, but other than in respect of the principal amount of the term loan facility under the 2028 Studio City Senior Secured Credit Facility) have been fully and finally discharged to the satisfaction of the agent for the 2028 Studio City Senior Secured Credit Facility (in the case of liabilities under such facilities) and each applicable hedging counterparty (in the case of super senior hedging liabilities), whether or not as the result of an enforcement, and the Super Senior Creditors are under no further obligation to provide financial accommodation to any of the debtors under the documents governing the Secured Debt.

No agent of the creditors represented in the Instructing Group shall be obliged to consult in accordance with the fifth paragraph under “—Limitations on Enforcement” above, and the Instructing Group shall be entitled to give any instructions to the Security Agent (through the Intercreditor Agent) to enforce the security or take any other enforcement action prior to the end of the applicable consultation period if:

•	any specified insolvency event has occurred and is continuing in respect of a debtor or the security provider;

•

an event of default being continuing in relation to liabilities owed to the relevant Secured Creditors, a representative acting on behalf of any Secured Creditor(s) (such Secured Creditor(s) having made a determination acting reasonably and in good faith) notifies the Intercreditor Agent that:

•

to enter into or continue such consultations and thereby delay the commencement of enforcement of the Common Collateral could reasonably be expected to have a material adverse effect on the ability to effect a distressed disposal or on the expected realization proceeds of any enforcement; or

•	the circumstances described in clauses (i), (ii) or (iii) of the fifth paragraph under “—Limitations on Enforcement” above have occurred; or

•	the representatives of each other group of Secured Creditors agree on the proposed enforcement instructions and that no consultation is required.

Turnover

The Intercreditor Agreement includes customary provisions for turnover of payments or amounts recovered or received by creditors from the proceeds of enforcement of transaction security or any distressed disposals or the proceeds of any guarantees, with customary exceptions.

Application of Proceeds

The Intercreditor Agreement provides that any amounts received or recovered as a result of enforcement of the Common Collateral or any distressed disposal or recovered from another creditor as a result to be applied in the following order:

•

First: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of the Security Agent and any receiver each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Second: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) in payment or reimbursement of certain payment or funding obligations under the terms of the services and right to use direct agreement entered into in November 2013 between, among others, Studio City Company, the Gaming Operator, Studio City Holdings Five Limited and the security agent under the Studio City Project Facility and which sets forth, among other things, certain restrictions on the rights of the Gaming Operator to (subject to the necessary regulatory approvals being obtained) suspend the continued operation of Studio City Casino and/or terminate the Services and Right to Use Arrangements;

•

Third: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses of each trustee, notes trustee and/or loan agent in respect of certain secured pari passu indebtedness, the agent in respect to the 2028 Studio City Senior Secured Credit Facility, the Intercreditor Agent and the power of attorney agent each for its own account and which are payable to it for acting in its role as such under the relevant finance documents;

•

Fourth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, the costs and expenses incurred by any Secured Creditor in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Agent or the Intercreditor Agent under the Intercreditor Agreement;

•

Fifth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the creditors under the Revolving Credit Facility under the 2028 Studio City Senior Secured Credit Facility, the liabilities (other than in relation to principal) in respect of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility and certain designated super senior hedging obligations;

•

Sixth: (other than recoveries from credit specific security over credit specific accounts, including the Term Loan Facility Cash Collateral Account) pro rata and pari passu, amounts owed to the Secured Creditors (other than the liabilities in respect of the Term Loan Facility under 2028 Studio City Senior Secured Credit Facility);

•

Seventh: in the case of recoveries from credit specific security over credit specific accounts (other than the Term Loan Facility Cash Collateral Account), towards the relevant Secured Creditors benefitting from such credit specific security;

•	Eighth: towards the discharge of the principal amount of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility;

•

Ninth: in the case of recoveries from the Term Loan Facility Cash Collateral Account, if permitted in accordance with the other terms of the Intercreditor Agreement, towards the discharge of the principal amount of the Term Loan Facility under the 2028 Studio City Senior Secured Credit Facility; and

•	Tenth: to the debtor or any other person entitled to it.

Release of Security and Guarantees

The Intercreditor Agreement includes customary provisions for the release of transaction security and/or guarantees (including guarantees and/or security from third party security providers and/or any other claims relating to the finance documents for Secured Debt) in respect of (i) distressed disposals; and (ii) disposals of assets not prohibited by the terms of the financing documentation; (iii) a reorganization that is not prohibited by the terms of the financing documentation; (iv) a cessation of any business, undertaking or establishment and which cessation would not cause a default; (v) any amendments to the financing documentation and related documents pursuant to which such release is required; and (vi) any release in accordance with the terms of the financing documentation (and which releases, for the avoidance of doubt, shall not require the consent of any Secured Creditor), as well as an obligation on the Security Agent and other Secured Creditors to promptly release (or procure that any other relevant person releases) such transaction security, guarantees and/or other claims and execute any related documents in connection with such releases on the request of Studio City Investments.

Restrictions on the Term Loan Facility

The Intercreditor Agreement sets forth some restrictions with regard to the Term Loan Facility, including limitations on (i) repayments (other than at maturity) or set-off of the principal amount of the Term Loan Facility except under limited circumstances; (ii) any withdrawal from the cash collateral securing the Term Loan Facility; (iii) the parties who may purchase any interest in the Term Loan Facility; (iv) certain amendments relating to the repayment or prepayment of the Term Loan Facility; and (v) the ability of the lender of the Term Loan Facility to take any enforcement action except for under limited circumstances.

Amendment

Each creditor may amend or waive the terms of their own finance document under and in accordance with the terms of those respective documents so long as the amendment does not breach a term of the Intercreditor Agreement.

Agreement to Override

Unless expressly stated otherwise in the Intercreditor Agreement, the Intercreditor Agreement overrides anything in the relevant finance documents to the contrary.

2025 Notes, 2028 Notes and 2029 Notes (the “Existing Notes”)

On July 15, 2020, Studio City Finance issued US$500 million aggregate principal amount of the 2025 Notes and US$500 million aggregate principal amount of the 2028 Notes.

On January 14, 2021, Studio City Finance issued US$750 million aggregate principal amount of the 2029 Notes.

The Existing Notes are listed on the Singapore Exchange.

Guarantee

Each series of the Existing Notes are guaranteed by all of the existing subsidiaries of Studio City Finance. The indentures governing the Existing Notes (the “Existing Notes Indentures”) also provide that any other future restricted subsidiaries of Studio City Finance that provide guarantees of certain specified indebtedness (including under the 2021 Studio City Senior Secured Credit Facility) will be required to guarantee the Existing Notes.

Interest

The 2025 Notes and the 2028 Notes bear interest at rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year. The 2029 Notes bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year.

Security

The Existing Notes are unsecured.

Covenants

The Existing Notes Indentures include certain limitations on the ability of Studio City Finance and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock;

•	sell assets;

•	create liens;

•	enter into agreements that restrict its restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Events of Default

The Existing Notes Indentures contain certain customary events of default, including default in the payment of principal, or of any premium, on the Existing Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the Existing Notes Indentures, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under an indenture governing one series of the Existing Notes (the “Relevant Existing Notes”), the trustee under the indenture governing the Relevant Existing Notes or the holders of at least 25% of the then outstanding Relevant Existing Notes may declare the principal of the Relevant Existing Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Change of Control

Upon the occurrence of a Change of Control event, including, among others, a sale, transfer or other disposal of all or substantially all of the properties or assets of certain of our subsidiaries, each holder of the Existing Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s Existing Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent Studio City Finance has previously or concurrently elected to redeem the relevant series of Existing Notes.

Maturity and Redemption

2025 Notes

The maturity of the 2025 Notes is July 15, 2025. Prior to July 15, 2022, Studio City Finance at its option may redeem the 2025 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 Notes plus the applicable “make-whole” premium specified in the indenture governing the 2025 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after July 15, 2022, Studio City Finance at its option may redeem the 2025 Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2025 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to July 15, 2022, Studio City Finance may redeem up to 35% of the principal amount of the 2025 Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 106.000% of the principal amount of the 2025 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2028 Notes

The maturity of the 2028 Notes is January 15, 2028. Prior to July 15, 2023, Studio City Finance at its option may redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes plus the applicable “make-whole” premium specified in the indenture governing the 2028 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after July 15, 2023, Studio City Finance at its option may redeem the 2028 Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2028 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to July 15, 2023, Studio City Finance may redeem up to 35% of the principal amount of the 2028 Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 106.500% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

2029 Notes

The maturity of the 2029 Notes is January 15, 2029. Prior to January 15, 2024, Studio City Finance at its option may redeem the 2029 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 Notes plus the applicable “make-whole” premium specified in the indenture governing the 2029 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time on or after January 15, 2024, Studio City Finance at its option may redeem the 2029 Notes upon not less than 30 nor more than 60 days’ notice, in whole or in part, at the redemption prices specified in the indenture governing the 2029 Notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date. At any time prior to January 15, 2024, Studio City Finance may redeem up to 35% of the principal amount of the 2029 Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 105.000% of the principal amount of the 2029 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

STUDIO CITY FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Board of Directors of Studio City Finance Limited

We have audited the accompanying consolidated financial statements of Studio City Finance Limited, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive (loss) income, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Studio City Finance Limited at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Change in Method for Accounting for Credit Losses on Financial Instruments

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments effective January 1, 2020, using the modified retrospective approach. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young
Hong Kong
April 30, 2021

STUDIO CITY FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$573,243	$297,252
Restricted cash	13	27,735
Accounts receivable, net of allowances for credit losses of $976 and $965	149	1,397
Receivables from affiliated companies	35,012	85,511
Inventories	9,305	9,763
Prepaid expenses and other current assets	11,472	13,402

Total current assets	629,194	435,060

Property and equipment, net	2,182,943	2,100,961
Intangible assets, net	4,005	—
Long-term prepayments, deposits and other assets	117,555	56,798
Restricted cash	131	130
Operating lease right-of-use assets	17,379	14,238
Land use right, net	116,109	118,888

Total assets	$3,067,316	$2,726,075

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$206	$3,337
Accrued expenses and other current liabilities	118,035	79,458
Income tax payable	33	33
Payables to affiliated companies	46,631	9,544

Total current liabilities	164,905	92,372

Long-term debt, net	1,584,660	1,435,088
Other long-term liabilities	11,778	3,149
Deferred tax liabilities, net	448	1,453
Operating lease liabilities, non-current	17,137	13,720

Total liabilities	$1,778,928	$1,545,782

Commitments and contingencies (Note 18)

STUDIO CITY FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019

Shareholder’s equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	$—	$—
Additional paid-in capital	2,382,064	1,882,764
Accumulated other comprehensive income	15,800	434
Accumulated losses	(1,094,718)	(694,028)

Total Studio City Finance Limited shareholder’s equity	1,303,146	1,189,170
Noncontrolling interests	(14,758)	(8,877)

Total shareholder’s equity	1,288,388	1,180,293

Total liabilities and shareholder’s equity	$3,067,316	$2,726,075

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Operating revenues:
Provision of gaming related services	$(42,682)	$393,512
Rooms	21,997	85,975
Food and beverage	22,655	67,361
Entertainment	1,339	21,815
Services fee	26,158	39,896
Mall	17,008	14,844
Retail and other	2,692	2,411

Total operating revenues	49,167	625,814

Operating costs and expenses:
Provision of gaming related services	(26,993)	(24,179)
Rooms	(11,229)	(21,768)
Food and beverage	(28,325)	(56,485)
Entertainment	(3,388)	(22,716)
Mall	(4,661)	(8,310)
Retail and other	(1,204)	(1,736)
General and administrative	(88,776)	(128,614)
Pre-opening costs	(201)	(2,567)
Amortization of land use right	(3,333)	(3,300)
Depreciation and amortization	(157,228)	(168,494)
Property charges and other	(4,798)	(8,521)

Total operating costs and expenses	(330,136)	(446,690)

Operating (loss) income	(280,969)	179,124

Non-operating income (expenses):
Interest income	1,257	5,861
Interest expenses, net of amounts capitalized	(105,247)	(132,291)
Other financing costs	(421)	(416)
Foreign exchange losses, net	(3,445)	(3,991)
Loss on extinguishment of debt	(18,716)	(2,995)
Costs associated with debt modification	—	(579)

Total non-operating expenses, net	(126,572)	(134,411)

(Loss) income before income tax	(407,541)	44,713
Income tax credit (expense)	1,011	(402)

Net (loss) income	(406,530)	44,311
Net loss (income) attributable to noncontrolling interests	5,840	(211)

Net (loss) income attributable to Studio City Finance Limited	$(400,690)	$44,100

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Net (loss) income	$(406,530)	$44,311
Other comprehensive income:
Foreign currency translation adjustments, before and after tax	15,325	18,747

Other comprehensive income	15,325	18,747

Total comprehensive (loss) income	(391,205)	63,058
Comprehensive loss (income) attributable to noncontrolling interests	5,881	(162)

Comprehensive (loss) income attributable to Studio City Finance Limited	$(385,324)	$62,896

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Studio City Finance Limited Shareholder’s Equity
			Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Losses	Noncontrolling Interests	Total Shareholder’s Equity

	Ordinary Shares
	Shares	Amount
Balance at January 1, 2019	3	$—	$1,882,764	$(18,362)	$(738,128)	$(9,039)	$1,117,235
Net income for the year	—	—	—	—	44,100	211	44,311
Foreign currency translation adjustments	—	—	—	18,796	—	(49)	18,747
Balance at December 31, 2019	3	—	1,882,764	434	(694,028)	(8,877)	1,180,293

Net loss for the year	—	—	—	—	(400,690)	(5,840)	(406,530)
Foreign currency translation adjustments	—	—	—	15,366	—	(41)	15,325
Capital contribution from shareholder	—	—	499,300	—	—	—	499,300

Balance at December 31, 2020	3	$—	$2,382,064	$15,800	$(1,094,718)	$(14,758)	$1,288,388

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(406,530)	$44,311
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	160,561	171,794
Amortization of deferred financing costs	4,532	7,554
(Gain) loss on disposal of property and equipment and other long-term assets	(272)	544
Impairment loss recognized on property and equipment	3,769	—
Write-off of other assets	—	7,556
Provision for credit losses	1,277	19
Loss on extinguishment of debt	18,716	2,995
Costs associated with debt modification	—	579
Changes in operating assets and liabilities:
Accounts receivable	1,249	310
Receivables from affiliated companies	53,694	(24,121)
Inventories, prepaid expenses and other	2,129	4,215
Long-term prepayments, deposits and other	(54,980)	5,916
Accounts payable, accrued expenses and other	11,609	9,251
Payables to affiliated companies	22,759	(3,721)
Other long-term liabilities	(139)	701

Net cash (used in) provided by operating activities	(181,626)	227,903

Cash flows from investing activities:
Acquisition of property and equipment	(188,436)	(78,554)
Funds to an affiliated company	(9,616)	(13,711)
Acquisition of intangible assets	(101)	—
Proceeds from sale of property and equipment and other long-term assets	2,640	1,377
Placement of a bank deposit with an original maturity over three months	—	(60,152)
Withdrawal of a bank deposit with an original maturity over three months	—	60,152

Net cash used in investing activities	(195,513)	(90,888)

Cash flows from financing activities:
Principal payments on long-term debt	(850,000)	(558,466)
Payments of deferred financing costs	(25,411)	(9,913)
Proceeds from long-term debt	1,000,000	383,466
Capital contribution from shareholder	499,300	—

Net cash provided by (used in) financing activities	623,889	(184,913)

Effect of exchange rate on cash, cash equivalents and restricted cash	1,520	2,025

Increase (decrease) in cash, cash equivalents and restricted cash	248,270	(45,873)
Cash, cash equivalents and restricted cash at beginning of year	325,117	370,990

Cash, cash equivalents and restricted cash at end of year	$573,387	$325,117

STUDIO CITY FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(81,707)	$(112,544)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(735)	$(1,032)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$3,213	$(187)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$60,946	$20,728
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$18,586	$19,149
Change in payables to affiliated companies related to acquisition of intangible assets	$3,938	$—

The accompanying notes are an integral part of these consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information

Studio City Finance Limited (“Studio City Finance”) was incorporated in the British Virgin Islands (“BVI”). Studio City Finance together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming operations of Studio City, a cinematically-themed integrated resort in Cotai, Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides gaming related services to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming subconcession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America.

As of December 31, 2020 and 2019, the Company is indirectly wholly-owned by Studio City International Holdings Limited (“Studio City International”) which is majority-owned by Melco. Studio City International’s ADSs are listed on the New York Stock Exchange in the United States of America. As of December 31, 2020 and 2019, Melco International Development Limited, a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Other Business Developments

In connection with the outbreak of the coronavirus (COVID-19) in the first quarter of 2020, travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries or regions throughout the world. Additionally, health-related precautionary measures have been imposed and remain in place at Studio City which have significantly disrupted its casino and resort operations.

On February 5, 2020, the Studio City’s casino operations were suspended for a 15-day period and resumed operations only on a reduced basis on February 20, 2020 with limited visitations from Hong Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the governments in Macau, Hong Kong and certain provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering the PRC from Macau were generally no longer subject to mandatory quarantines. On August 26, 2020, the Chinese authorities resumed the issuance of Individual Visit Scheme (“IVS”) visas for Guangdong residents, while the nationwide resumption of IVS visa issuances commenced on September 23, 2020. On December 21, 2020, the Macau government announced that, generally, individuals who have been to countries and regions other than the PRC and Taiwan in the preceding 21 days are required to undergo a mandatory 21-day quarantine upon entry into Macau from the PRC, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in the PRC in the preceding 21 days and are eligible for an exemption application. Despite these developments, the Company’s operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in the PRC on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold.

The COVID-19 outbreak has also impacted on the construction schedules of the remaining development project at Studio City. The Company currently expects additional time will be needed to complete the construction of the project.

The COVID-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Other Business Developments - continued

The disruptions to the Company’s business had material adverse effects on its financial condition and operations for the year ended December 31, 2020. As the disruptions are ongoing, such adverse effects have continued beyond the 2020 year and the Company is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition due to uncertainties surrounding the business recovery from such disruptions, successful development of safe and effective vaccines and treatment of COVID-19, travel restrictions, customer sentiment and other events related to the COVID-19 outbreak.

As of December 31, 2020, the Company had cash and cash equivalents of $573,243 and available borrowing capacity under the 2016 SC Revolving Credit Facility (as described in Note 10) of 233,000,000 Hong Kong dollars (“HK$”) (equivalent to $30,054), subject to the satisfaction of certain conditions precedent.

The Company has taken various mitigating measures to manage through the current COVID-19 outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing existing borrowings and raising additional capital through the private placements of shares by Studio City International and new senior note offerings.

The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months from the date of these consolidated financial statements.

In January 2019, Melco Resorts Macau informed the Company that it would cease VIP rolling chip operations at the Studio City Casino on January 15, 2020. In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino until January 15, 2021, and in December 2020, it further agreed to continue VIP rolling chip operations at Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Studio City Finance and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

(f)	Accounts Receivable and Credit Risk

Accounts receivable, including hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, based upon the age of the account, the customer’s financial condition as well as management’s experience with collection trends of the customers, current economic and business conditions, and management’s expectations of future economic and business conditions and forecasts.

Management believes that as of December 31, 2020 and 2019, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as Studio City’s facilities are completed and opened.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	4 to 40 years
Furniture, fixtures and equipment	2 to 15 years
Leasehold improvements	4 to 10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(i)	Other Long-term Assets

Other long-term assets, represent the payments for the future economic benefits of certain plant and equipment for the operations of the Studio City Casino transferred from Melco Resorts Macau to the Company pursuant to the Services and Right to Use Arrangements as defined in Note 2(p) (the “Studio City Gaming Assets”), are stated at cost, net of accumulated amortization, and impairment losses, if any. The legal ownerships of the Studio City Gaming Assets are retained by Melco Resorts Macau. An item of the Studio City Gaming Assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of an item of the Studio City Gaming Assets. Any gain or loss arising on the disposal or retirement of an item of the Studio City Gaming Assets is determined as the difference between the sale proceeds and the carrying amount of an item of the Studio City Gaming Assets and is recognized in the accompanying consolidated statements of operations.

Amortization is recognized so as to write off the cost of the Studio City Gaming Assets using straight-line method over the respective estimated useful lives of the Studio City Gaming Assets, ranging from 2 to 10 years.

(j)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $115,697 and $132,291, of which $10,450 and nil were capitalized during the years ended December 31, 2020 and 2019, respectively.

(k)	Intangible Assets

Intangible assets are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s intangible assets consist of internal-use software, finite-lived intangible assets. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the year ended December 31, 2020, an impairment loss of $3,769 was recognized, mainly due to reconfigurations and renovations at Studio City, and included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 pandemic as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. No impairment losses were recognized during the year ended December 31, 2019.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(n)	Land Use Right

Land use right represents the upfront land premium paid for the use of land held under operating lease, which is recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use right of 40 years on a straight-line basis.

(o)	Leases

On January 1, 2019, the Company adopted the guidance on leases under the accounting standards update (as subsequently amended) issued in February 2016 by the Financial Accounting Standards Board (“FASB”), which amends various aspects of existing accounting guidance for leases, using the modified retrospective method without restating comparative information.

The Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $14,745 of operating lease right-of-use assets and $14,745 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Leases - continued

Operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

(p)	Revenue Recognition

The Company’s revenues from contracts with customers consist of provision of gaming related services, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Revenues from provision of gaming related services represent revenues arising from the provision of facilities for the operations of Studio City Casino and services related thereto pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between one of the Studio City Finance’s subsidiaries and Melco Resorts Macau (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements, including the standalone selling prices of complimentary services within Studio City provided to the Studio City gaming patrons, from the Studio City Casino gross gaming revenues. The Company recognizes the residual amount as revenues from provision of gaming related services. The Company has concluded that it is not the controlling entity to the arrangements and recognizes the revenues from provision of gaming related services on a net basis.

Non-gaming revenues include services provided for cash consideration and services provided on a complimentary basis to the gaming patrons at Studio City. The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in mall revenues and are recognized over the terms of the related agreements on a straight-line basis.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition - continued

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary type of liabilities related to contracts with customers is advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $2,403 as of December 31, 2020 decreased by $1,543 from the balance of $3,946 as of December 31, 2019. Advance customer deposits and ticket sales of $3,946 as of December 31, 2019 decreased by $435 from the balance of $4,381 as of December 31, 2018.

(q)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company incurred pre-opening costs in connection with the development and other one-off activities related to the marketing of new facilities and operations of Studio City.

(r)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $4,607 and $22,166 for the years ended December 31, 2020 and 2019, respectively.

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Studio City Finance and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Studio City Finance is the United States dollar (“$” or “US$”) and the functional currency of most of Studio City Finance’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive (loss) income.

As of December 31, 2020 and 2019, the Company’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(u)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(v)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements

In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued an accounting standards update which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The guidance is applied prospectively. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740, Income Taxes, in order to reduce cost and complexity of its application. This guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2020	2019
Cash and cash equivalents	$573,243	$297,252
Current portion of restricted cash	13	27,735
Non-current portion of restricted cash	131	130

Total cash, cash equivalents and restricted cash	$573,387	$325,117

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2020	2019
Hotel	$106	$1,104
Other	1,019	1,258

Sub-total	1,125	2,362
Less: allowances for credit losses	(976)	(965)

	$149	$1,397

The Company’s allowances for credit losses as of December 31, 2020 and 2019 were primarily related to receivables for entertainment business.

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2020	2019
Balance at beginning of year	$965	$960
Provision for credit losses	6	—
Effect of exchange rate	5	5

Balance at end of year	$976	$965

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost
Buildings	$2,332,090	$2,323,508
Furniture, fixtures and equipment	192,501	195,145
Leasehold improvements	126,538	109,835
Motor vehicles	2,615	2,602
Construction in progress	256,225	71,973

Sub-total	2,909,969	2,703,063
Less: accumulated depreciation and amortization	(727,026)	(602,102)

Property and equipment, net	$2,182,943	$2,100,961

As of December 31, 2020 and 2019, construction in progress, in relation to Studio City, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $32,497 and $9,520, respectively.

6.	INTANGIBLE ASSETS, NET

As of December 31, 2020, intangible assets comprised the carrying amounts of internal-use software, finite-lived intangible assets, of $4,005.

The cost and the accumulated amortization of internal-use software amounted to $4,038 and $33 as of December 31, 2020, respectively. The amortization expenses of internal-use software recognized for the year ended December 31, 2020 were $33.

As of December 31, 2020, the estimated future amortization expenses of internal-use software are as follows:

Year ending December 31,
2021	$1,346
2022	1,346
2023	1,313

$4,005

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2020	2019
Other long-term assets	$106,268	$103,699
Less: accumulated amortization	(80,170)	(67,845)

Other long-term assets, net	26,098	35,854
Long-term prepayments	48,469	—
Advance payments and deposits for acquisition of property and equipment	30,928	14,217
Other deposits and other	11,620	4,228
Deferred financing costs, net	440	885
Other long-term receivables	—	1,614

Long-term prepayments, deposits and other assets	$117,555	$56,798

During the year ended December 31, 2020, the Company has made additional provision for credit losses, primarily related to other long-term receivables for mall operations, of $903 which was written off during the year ended December 31, 2020.

8.	LAND USE RIGHT, NET

	December 31,
	2020	2019
Cost	$179,091	$178,258
Less: accumulated amortization	(62,982)	(59,370)

Land use right, net	$116,109	$118,888

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019
Property and equipment payables	$49,161	$25,261
Interest expenses payable	45,737	22,053
Operating expense and other accruals and liabilities	19,739	27,303
Advance customer deposits and ticket sales	2,403	3,946
Operating lease liabilities	995	895

	$118,035	$79,458

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2020	2019
Senior Notes (a)
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165 and $7,829, respectively)	$593,835	$592,171
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $4,566)	495,434	—
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,738)	495,262	—
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211)	—	842,789
Credit Facilities (b)
2016 Studio City Credit Facilities (1)	129	128

	$1,584,660	$1,435,088

Note

(1)

As of December 31, 2020 and 2019, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $440 and $885 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a)	Senior Notes

2019 7.250% Studio City Notes

On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes which would have been due on February 11, 2024 at an issue price of 100% of the principal amount (the “2019 7.250% Studio City Notes”). The interest on the 2019 7.250% Studio City Notes was accrued at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year, and commenced on August 11, 2019. The 2019 7.250% Studio City Notes were general obligations of Studio City Finance, ranked equally in right of payment to all existing and future senior indebtedness of Studio City Finance, ranked senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and were effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.

The net proceeds from the offering of the 2019 7.250% Studio City Notes were used to partially fund the conditional tender offer and the remaining outstanding balance with accrued interest of the previous senior notes of Studio City Finance in March 2019 and with the remaining amount used for general corporate purposes.

As of February 17, 2021, no amount of the 2019 7.250% Studio City Notes remained outstanding following the conditional tender offer in January 2021 as disclosed in Note 21(b) and the redemption of the remaining outstanding amount in February 2021 as disclosed in Note 21(c).

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2019 7.250% Studio City Notes - continued

All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provided guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described below) (the “2019 7.250% Studio City Notes Guarantors”) jointly, severally and unconditionally guaranteed the 2019 7.250% Studio City Notes on a senior basis (the “2019 7.250% Studio City Notes Guarantees”). The 2019 7.250% Studio City Notes Guarantees were general obligations of the 2019 7.250% Studio City Notes Guarantors, ranked equally in right of payment to all existing and future senior indebtedness of the 2019 7.250% Studio City Notes Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the 2019 7.250% Studio City Notes Guarantors. The 2019 7.250% Studio City Notes Guarantees were effectively subordinated to the 2019 7.250% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.

At any time prior to February 11, 2021, Studio City Finance had the options i) to redeem all or a portion of the 2019 7.250% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2019 7.250% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance had the option to redeem all or a portion of the 2019 7.250% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, Studio City Finance also had the option to redeem in whole, but not in part the 2019 7.250% Studio City Notes at fixed redemption prices. In certain events that related to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, each holder of the 2019 7.250% Studio City Notes would have the right to require Studio City Finance to repurchase all or any part of such holder’s 2019 7.250% Studio City Notes at a fixed redemption price.

The indenture governing the 2019 7.250% Studio City Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2019 7.250% Studio City Notes also contained conditions and events of default customary for such financings.

There were provisions under the indenture governing the 2019 7.250% Studio City Notes that limited or prohibited certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who were not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2019 7.250% Studio City Notes.

2020 Studio City Notes

On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due January 15, 2028 at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2020 Studio City Notes - continued

The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the 2016 7.250% SC Secured Notes (as described below) with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.

All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.

At any time prior to July 15, 2022, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.

The indenture governing the 2020 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2020 Studio City Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(a)	Senior Notes - continued

2016 7.250% SC Secured Notes

On November 30, 2016, Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City Finance, issued $850,000 in aggregate principal amount of 7.250% senior secured notes due November 30, 2021 at an issue price of 100% of the principal amount (the “2016 7.250% SC Secured Notes”). The net proceeds from the offering of the 2016 7.250% SC Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities (as described below).

The interest on the 2016 7.250% SC Secured Notes was accrued at a rate of 7.250% per annum and was payable semi-annually in arrears. On August 14, 2020, Studio City Company used a portion of the net proceeds from the offering of the 2020 Studio City Notes to redeem in full the 2016 7.250% SC Secured Notes, together with accrued interest and redemption premium. In connection with the redemption of the 2016 7.250% SC Secured Notes, the Company recorded a loss on extinguishment of debt of $18,716 during the year ended December 31, 2020.

(b)	Credit Facilities

2016 Studio City Credit Facilities

On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2020, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $129) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $30,054).

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility which would have matured on November 30, 2021 were extended to January 15, 2028 as disclosed in Note 21(d). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012,500 (equivalent to $131). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments Limited (“Studio City Investments”), the shareholder of Studio City Company, and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants aligned with those of certain other financings at Studio City Finance. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured by substantially all of the material assets of Studio City Investments and its subsidiaries.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

(b)	Credit Facilities - continued

2016 Studio City Credit Facilities - continued

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contain conditions and events of default customary for such financings.

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2020, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,192,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $421 and $416 during the years ended December 31, 2020 and 2019, respectively.

(c)	Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2020 and 2019, the Company’s average borrowing rates were approximately 6.98% and 7.05% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2020 are as follows:

Year ending December 31,
2021	$—
2022	—
2023	—
2024	600,000
2025	500,000
Over 2025	500,129

$1,600,129

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including the land in Macau on which Studio City is located. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contract of Studio City has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contract of Studio City is 40 years.

The components of operating lease costs are as follows:

	Year Ended December 31,
	2020	2019
Amortization of land use right	$3,333	$3,300
Operating lease costs	1,108	1,409
Short-term lease costs	405	1,049

Total operating lease costs	$4,846	$5,758

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2020	2019
Weighted average remaining lease term	34.9 years	35.9 years
Weighted average discount rate	5.25%	7.01%

Maturities of operating lease liabilities as of December 31, 2020 are as follows:

Year ending December 31,
2021	$1,017
2022	1,135
2023	1,135
2024	1,135
2025	1,135
Over 2025	33,820

Total future minimum lease payments	39,377
Less: amount representing interest	(21,245)

Present value of future minimum lease payments	18,132
Current portion	(995)

Non-current portion	$17,137

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LEASES - continued

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the year ended December 31, 2020, the Company earned minimum operating lease income of $12,064 and contingent operating lease income of $(1,254). Total lease income was reduced by $3,913 as a result of the rent concessions and uncollectible lease income related to the effects of the COVID-19 pandemic. During the year ended December 31, 2019, the Company earned minimum operating lease income of $367 and contingent operating lease income of $8,088.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2020 were as follows:

Year ending December 31,
2021	$8,579
2022	7,090
2023	2,407
2024	1,882
2025	1,408
Over 2025	2,532

$23,898

12.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, other long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.

The estimated fair value of long-term debt as of December 31, 2020 and 2019 were approximately $1,693,260 and $1,505,673, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $1,600,129 and $1,450,128, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2019 7.250% Studio City Notes, the 2020 Studio City Notes and the 2016 7.250% SC Secured Notes. Fair value for the 2016 Studio City Credit Facilities approximated the carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.

As of December 31, 2020 and 2019, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	CAPITAL STRUCTURE

As of December 31, 2020 and 2019, Studio City Finance’s authorized share capital was 50,000 shares of $1 par value per share and 3 ordinary shares were issued and fully paid.

Studio City Holdings Limited, the shareholder of Studio City Finance, contributed $499,300 to Studio City Finance as capital contribution from the net proceeds of Studio City International’s private placements of shares during the year ended December 31, 2020.

14.	INCOME TAXES

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2020	2019
Income tax (credit) expense - deferred:
Macau Complementary Tax	$(1,011)	$402

A reconciliation of the income tax (credit) expense from (loss) income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2020	2019
(Loss) income before income tax	$(407,541)	$44,713
Macau Complementary Tax rate	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(48,905)	5,366
Effect of different tax rates of subsidiaries operating in other jurisdictions	(3,005)	—
Effect of income for which no income tax expense is payable	(167)	—
Effect of expenses for which no income tax benefit is receivable	19,690	17,466
Effect of profits exempted from Macau Complementary Tax	—	(42,203)
Effect of tax losses that cannot be carried forward	10,768	—
Changes in valuation allowances	8,105	6,000
Expired tax losses	12,503	13,773

Income tax (credit) expense	$(1,011)	$402

Studio City Finance and certain of its subsidiaries are exempt from tax in BVI, where they are incorporated, while Studio City Finance is subject to Hong Kong Profits Tax on income derived from Hong Kong. The remaining subsidiaries of Studio City Finance incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2020 and 2019.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2020 and 2019, if applicable.

Pursuant to the approval notice issued by the Macau government in January 2017, one of Studio City Finance’s subsidiaries in Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from income received from Melco Resorts Macau under the Services and Right to Use Arrangements for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

The effective tax rates for the years ended December 31, 2020 and 2019 were 0.2% and 0.9%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expenses for which no income tax benefit is receivable, the effect of expired tax losses and the effect of changes in valuation allowances for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits exempted from Macau Complementary Tax for the year ended December 31, 2019.

The net deferred tax liabilities as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Deferred tax assets
Net operating losses carried forward	$48,498	$43,707
Depreciation and amortization	27,004	18,166
Lease liabilities	2,176	1,754
Others	207	—

Sub-total	77,885	63,627

Valuation allowances	(74,917)	(61,918)

Total deferred tax assets	2,968	1,709

Deferred tax liabilities
Right-of-use assets	(2,086)	(1,709)
Unrealized capital allowances	(1,330)	(1,453)

Total deferred tax liabilities	(3,416)	(3,162)

Deferred tax liabilities, net	$(448)	$(1,453)

As of December 31, 2020 and 2019, valuation allowances of $74,917 and $61,918 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2020, adjusted operating tax losses carried forward, amounting to $128,135, $131,180 and $144,836 will expire in 2021, 2022 and 2023, respectively. Adjusted operating tax losses carried forward of $104,189 expired during the year ended December 31, 2020.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of a foreign subsidiary of Studio City Finance available for distribution to Studio City Finance of approximately $892,924 and $982,864 as at December 31, 2020 and 2019, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Studio City Finance. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Studio City Finance would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $107,151 and $117,944 as at December 31, 2020 and 2019, respectively.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2020 and 2019 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2020 and 2019, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

Income tax returns of Studio City Finance’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

15.	SHARE-BASED COMPENSATION

In January 2021, Melco approved the grant of restricted shares under a share incentive plan adopted by Melco in 2011 (“Melco Share Incentive Plan”) to the eligible management personnel of Melco in lieu of the 2020 bonus for their services performed during 2020. The grant vested immediately on the grant date on March 31, 2021 and the grant date fair value was determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant.

In accordance with the applicable accounting standards, the share-based compensation expenses related to this grant of restricted shares under Melco Share Incentive Plan to the eligible management personnel of Melco, to the extent of services received by the Company, were recognized in the accompanying consolidated statements of operations with a corresponding increase in amounts due to affiliated companies as the amounts were charged to the Company by Melco’s subsidiaries.

The share-based compensation expenses for the Company were recognized as follows:

Year Ended
December 31, 2020
Share-based compensation expenses	$1,200
Less: share-based compensation expenses capitalized in property and equipment	(409)

Share-based compensation expenses recognized in general and administrative expenses	$791

16.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2020 and 2019, the Company’s contributions into these plans were $28 and $(20), respectively.

17.	DISTRIBUTION OF PROFITS

All subsidiaries of Studio City Finance incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2020 and 2019, the balance of the reserve amounted to $6 and $6, respectively.

The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and the credit facility agreement, details of which are disclosed in Note 10 under each of the respective borrowings.

During the years ended December 31, 2020 and 2019, Studio City Finance did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital and Other Commitments

As of December 31, 2020, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $498,490. In accordance with the Studio City land concession and the extension granted by the Macau government in November 2019, the land on which Studio City is located must be fully developed by May 31, 2022.

(b)	Guarantee

Except as disclosed in Note 10, the Company has made the following significant guarantee as of December 31, 2020:

Trade Credit Facility

In October 2013, one of the Studio City Finance’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,797) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2019 was further extended to August 31, 2021, and is guaranteed by Studio City Company. As of December 31, 2020, approximately $645 of the Trade Credit Facility had been utilized.

(c)	Litigation

As of December 31, 2020, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2020	2019
Transactions with affiliated companies
Melco and its subsidiaries	Revenues (services provided by the Company):
	Provision of gaming related services	$(42,682)	$393,512
	Rooms and food and beverage	30,460	92,360
	Services fee	26,158	39,895
	Entertainment	25	7,685
	Costs and expenses (services provided to the Company):
	Management fee recognized as expense (1)	112,439	139,969
	Management fee capitalized in property and equipment (1)	10,949	7,864
	Purchases of goods and services	153	564
	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	2,692	1,324
	Transfer-in of other long-term assets	7,206	17,516
	Purchases of property and equipment	9,153	636
	Purchases of intangible assets	3,938	—
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (2)	Costs and expenses (services provided to the Company):
	Consultancy fee	—	3,096
	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	—	4,328

Notes

(1)	These management fee expenses included recharges of share-based compensation expenses.
(2)

A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a joint venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(a)	Receivables from Affiliated Companies

The outstanding balances as of December 31, 2020 and 2019 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest bearing and repayable on demand.

(b)	Payables to Affiliated Companies

The outstanding balances as of December 31, 2020 and 2019 are payables to Melco and its subsidiaries mainly arising from operating expenses, and are unsecured, non-interest bearing and repayable on demand.

20.	SEGMENT INFORMATION

The Company’s principal operating activities are engaged in the hospitality business and provision of gaming related services in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of December 31, 2020 and 2019, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

21.	SUBSEQUENT EVENTS

(a)

In December 2020, Melco Resorts Macau further agreed to continue VIP rolling chip operations at the Studio City Casino until December 2021, subject to early termination with 30 days’ prior notice by either the Company or Melco Resorts Macau.

(b)

On January 4, 2021, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”) to purchase for cash any and all of the outstanding 2019 7.250% Studio City Notes with accrued interest. The Conditional Tender Offer was conditional upon, among other things, Studio City Finance raising sufficient funding from the completion of one or more financing transactions, together with cash on hand, to fund the purchase of validly tendered notes. The Conditional Tender Offer expired on January 11, 2021 with $347,056 aggregate principal amount of the 2019 7.250% Studio City Notes tendered.

(c)

On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “2021 5.000% Studio City Notes”). The net proceeds from the offering of the 2021 5.000% Studio City Notes were used to fund the Conditional Tender Offer, and, on February 17, 2021, redeem the 2019 7.250% Studio City Notes in aggregate principal amount of $252,944 which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest. The remaining proceeds will be used to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries as defined in the 2021 5.000% Studio City Notes are guarantors to guarantee the indebtedness under the 2021 5.000% Studio City Notes.

STUDIO CITY FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SUBSEQUENT EVENTS - continued

(d)

On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028 (the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s Extended Maturity Date. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance, including amending the threshold sizes and measurement dates of the covenants. Accordingly, the outstanding principal amount of the 2016 SC Term Loan Facility, and the related deferred financing costs and restricted cash as of December 31, 2020 were classified as non-current liabilities or assets in the accompanying consolidated balance sheets.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 30, 2021, the date the accompanying consolidated financial statements were available to be issued.